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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2017
REGISTRATIONS BRANCH
15

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69700

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/15/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PQT Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Wall Street - 16th Floor, Suite 1604
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Bradley 646-701-6129
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jarrod Yuster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PQT Services LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA VALENTE
Notary Public - State of New York
NO. 01VA6219585
Qualified in Kings County
My Commission Expires 3/29/18

Lisa Valente
Notary Public

Jarrod Yuster
Signature

President and CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PQT SERVICES LLC
(a wholly-owned subsidiary of Pico Quantitative Trading Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
PQT Services LLC

We have audited the accompanying statement of financial condition of PQT Services LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PQT Services LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP
New York, New York
February 28, 2017

PQT SERVICES LLC

Contents

PQT SERVICES LLC

Statement of Financial Condition
December 31, 2016

ASSETS		
Cash and cash equivalents	$	455,449
Due from broker		356,036
Receivable from affiliate		588
Prepaid expense and other assets		25,540
Total Assets	$	837,613
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accrued expenses and other liabilities	$	57,213
		57,213
Member's equity		780,400
Total Liabilities and Member's Equity	$	837,613

NOTE A - ORGANIZATION

PQT Services LLC was formed under the limited liability company laws of Delaware on April 23, 2013. The Company was initially formed with the name of Pico Financial Technologies LLC. On November 19, 2015 Pico Financial Technologies LLC's name was changed to PQT Services LLC (the "Company"). The Company is a single member LLC; and a wholly-owned subsidiary of Pico Quantitative Trading Holdings LLC (the "Parent").

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's FINRA membership agreement was approved and became effective March 9, 2016. On June 15, 2016, the Company commenced its agency-only brokerage operation.

The Company is an agency-only securities broker-dealer referring electronic trading customers consisting of broker-dealers and quantitative hedge funds to execution and clearing brokers. The Company earns commission revenue for the referral of customers to third-party broker-dealers. The Company also earns port fee income for providing order entry connectivity to exchanges.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[2] Commission revenue and Port revenue and expense:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Port income is a calendar month fee paid by referral clients for exchange order entry connectivity. The exchanges charge Pico these fees on a monthly basis which we in turn charge to our clients. These fees are recorded as earned.

[3] Income taxes:

The Company is a single member LLC and a disregarded entity for tax purposes; therefore, no tax provision has been made in the accompanying financial statements. For further discussion, see Note E - Income Taxes.

[4] Cash and cash equivalents:

Cash and cash equivalents are highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company, at times, maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. Cash equivalents include money market funds of approximately $57,401 held by the Company's broker, a Parent member's affiliate. In the event of the broker's insolvency, recovery of assets may be limited.

NOTE C - RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of the Parent and shares common management. The Company has an expense-sharing arrangement with the Parent and Pico Quantitative Trading LLC ("Pico"). Under the provisions of the expense-sharing arrangement certain expenses are paid by the Parent and Pico and allocated to the Company. The Parent will provide such equipment, rent, insurance and other miscellaneous goods and/or services needed in the operation of the Company. Pico will provide such services as sales and marketing, fidelity bond insurance, client services, technology services, administrative services and other miscellaneous goods and/or services needed in operation of the Company.

At December 31, 2016, the Company had $588 of accounts receivable from Pico.

Members of the Parent are related to the Company, and the clearing broker is a related party of a member of the Parent. At December 31, 2016, the entire amount 'Due from broker' is from related parties.

NOTE D – FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with Fair Value Accounting, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy.

Financial assets and liabilities recorded on the Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1: Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2: Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3: Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumption about the assumptions a market participant would use in pricing the asset or liability.

The following table presents the carrying values and estimated fair value at December 31, 2016, of financial assets and liabilities.

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
ASSETS					
Cash and cash equivalents	$ 455,449	$ 455,449	$ -	$ -	$ 455,449
Due from broker	356,036	-	356,036	-	356,036
Receivable from affiliate	588	-	588	-	588
TOTALS	$ 812,073	$ 455,449	$ 356,624	$ -	$ 812,073
LIABILITIES					
Accrued expenses and other liabilities	$ 57,213	$ -	$ 57,213	$ -	$ 57,213

NOTE E - INCOME TAXES

The Company is included in the federal income tax return filed by the Parent. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Parent's members and no provision for income tax has been recorded in the accompanying financial statements.

The Company has no material unrecognized tax benefits and no interest expense or penalties have been assessed for the period ended December 31, 2016.

NOTE F - COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). The Company computes its net capital under the basic method permitted by the SEC rule, which requires that the minimum net capital be equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. In the first twelve months after commencing business as a broker-dealer the requirement is 12.5% of aggregate indebtedness rather than 6-2/3%. As of December 31, 2016, the Company had net capital of $577,698 which was $570,546 in excess of its required net capital of $7,152.

NOTE H - OFF-BALANCE-SHEET RISK AND CREDIT RISK

In the normal course of the Company's business, the Company refers its clients to executing/clearing broker-dealers, where clients open accounts and arrange for execution, settlement, and financing of their securities transactions with such broker-dealers. As compensation for such referrals, the Company receives transaction-based fees from such broker-dealers. If a client or the counterparty to its transactions is unable to fulfill its contracted obligations, the Company may not receive payment from the referral broker-dealer, and may be exposed to off-balance-sheet risk.

If a counterparty broker-dealer to whom the Company refers clients cannot fulfill its obligations, the Company may not receive the referral fees. The risk of default depends on the creditworthiness of such counterparty.

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

The Member of
PQT Services LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by PQT Services LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying Schedule of Assessment and Payments of PQT Services LLC for the period June 15, 2016 (commencement of operations) to December 31, 2016, solely to assist you and SIPC in evaluating PQT Services LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with copies of the checks, noting no differences;

2. Compared the amounts reported on the Annual Audited Report Form X-17A-5 Part III for the period June 15, 2016 (commencement of operations) to December 31, 2016, with the amounts reported in Form SIPC-7 for the period June 15, 2016 (commencement of operations) to December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

New York, New York
February 28, 2017

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

12/31/2016

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority ... purposes of the audit requirement of SEC Rule 17a-5:

6*6*******213*******************ALL FOR AADC 100
69700 FINRA DEC
PQT SERVICES LLC
PQT SERVICES LLC
120 WALL ST 16TH FL
NEW YORK NY 10005-3904

Name and telephone number of person to contact respecting this form.

KENNETH BRADLEY 646-701-6129

2. A. General Assessment (item 2e from page 2)	$ 4,787
B. Less payment made with SIPC-6 filed (exclude interest)	439
7/26/16 Date Paid	
C. Less prior overpayment applied	0
D. Assessment balance due or (overpayment)	4,348
E. Interest computed on late payment	0
F. Total assessment balance and interest due (or overpayment carried forward)	$ 4,348

G. PAYMENT: √ the box
Check mailed to P.O. Box ✓ Funds Wired ☐
Total (must be same as F above) $ 4,348

H. Overpayment carried forward $ 0

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PQT SERVICES LLC

Kenneth Bradley

C.F.O

Dated the 17 day of February, 17

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,914,669

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation)

______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 1,914,669

2e. General Assessment @ .0025 $ 4,787

(to page 1, line 2.A.)

PQT Services LLC's Exemption Report

PQT Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an exemption report because the company had no obligation under 17 C.F.R § 240.15c3-3.

(2) The Company had no 17 C.F.R § 240.15c3-3 obligations throughout the period June 15, 2016 to December 31, 2016 without exception.

PQT Services LLC

I, Kenneth Bradley , swear (or affirm) that, to my knowledge and belief, the Exemption Report is true and correct.

By: [signature]

Chief Financial Officer

February 28, 2017